MK

13012783

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2013
Washington DC
400

SEC FILE NUMBER
8-15487

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTERPACIFIC INVESTORS SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

119 Cedar Street

SEATTLE	WA	98121
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY LUNDGREN (212) 400-7352
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peterson Sullivan LLP
(Name – *if individual, state last, first, middle name*)

601 Union St Ste 2300	Seattle	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06.02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GARY LUNDGREN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTERPACIFIC INVESTORS SERVICES, INC., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public
State of Washington
CHERYL LYNN BAGSTAD
MY COMMISSION EXPIRES
September 29, 2015

Gary Lundgren
Signature

CHAIRMAN
Title

Cheryl Bagstad
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not Applicable)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (Not Applicable)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Not Applicable)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not Applicable)
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (See separately bound report.)
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (included in O below).

* RESERVE REQUIREMENT IS NOT APPLICABLE

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3)*

X (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

INTERPACIFIC INVESTORS SERVICES, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2012

PETERSON SULLIVAN LLP
CERTIFIED PUBLIC ACCOUNTANTS

INTERPACIFIC INVESTORS SERVICES, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2012

C O N T E N T S

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Interpacific Investors Services, Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of Interpacific Investors Services, Inc. ("the Company") as of December 31, 2012, and the related statements of operations, stockholders' equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatements of the financial statements whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interpacific Investors Services, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Peterson Sullivan LLP

February 27, 2013

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

INTERPACIFIC INVESTORS SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS		
Cash	$	2,963,619
Securities held for resale		2,360,114
Investments		1,860,000
Interest and commissions receivable		171,525
Receivable from affiliates		19,049
Prepaid expenses and deposits		11,060
	$	7,385,367
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Payable to clearing organization	$	575,637
Payable to affiliates		505,183
Accounts payable and other liabilities		4,355
Commissions payable		37,451
Income tax payable		68,500
Deferred tax liabilities		173,500
Other		4,800
Total liabilities		1,369,426
Stockholders' equity		
Common stock, Class "A" voting, $.10 par value, 500,000 shares authorized, 52,541 issued and outstanding		5,254
Additional paid-in capital		2,577,540
Retained earnings		3,433,147
		6,015,941
	$	7,385,367

See Notes to Financial Statements

INTERPACIFIC INVESTORS SERVICES, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2012

Revenue	
Commissions	$ 1,640,265
Trading gains on securities held for resale	253,046
Unrealized gains on securities held as investments	240,000
Interest and dividend income	326,960
Management services - related party	360,000
Total revenue	2,820,271
Expenses	
Commissions	684,005
Office salaries and benefits	246,951
Clearing fees	39,990
Rent	23,580
Taxes and licenses	27,529
Office expenses and miscellaneous	42,858
Interest	15,188
Professional fees	28,224
Insurance and bonds	1,100
Total expenses	1,109,425
Income before income tax expense	1,710,846
Income tax expense	497,360
Net income	**$ 1,213,486**

See Notes to Financial Statements

INTERPACIFIC INVESTORS SERVICES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances, December 31, 2011	$ 5,254	$ 2,577,540	$ 2,219,661	$ 4,802,455
Net income			1,213,486	1,213,486
Balances, December 31, 2012	$ 5,254	$ 2,577,540	$ 3,433,147	$ 6,015,941

See Notes to Financial Statements

INTERPACIFIC INVESTORS SERVICES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2012

Cash Flows from Operating Activities	
Net income	$ 1,213,486
Adjustments to reconcile net income to net cash flows from operating activities:	
Unrealized gains on securities held as investments	(240,000)
Deferred tax provision	421,000
Change in operating assets and liabilities	
Securities held for resale	273,194
Interest and commissions receivable	(68,264)
Receivable from and payable to affiliates	529,628
Prepaid expenses and deposits	(2,158)
Payable to clearing organization	(350,440)
Accounts payable and other liabilities	(81,532)
Commissions payable	8,476
Income taxes receivable/payable	175,441
Net cash flows from operating activities and increase in cash	**1,878,831**
Cash Balance, beginning of year	1,084,788
Cash Balance, end of year	$ 2,963,619
Supplemental Cash Flow Information	
Cash paid during year for interest	$ 15,188
Cash paid during year for income taxes	$ -

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Interpacific Investors Services, Inc. ("the Company") is a securities broker/dealer as registered with the Securities and Exchange Commission ("the SEC") and the Financial Industry Regulatory Authority. The Company trades securities, primarily corporate and municipal bonds, for customers through independent sales representatives, and trades and holds these types of securities for the Company's own account. All trades are cleared on a fully disclosed basis through an independent brokerage firm.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from the estimates.

Cash

Cash consists of cash in banks and other financial institutions. The Company has deposits in excess of federally insured limits.

Revenue Recognition

Securities transactions and the related commissions revenue and expense are recorded on a settlement date basis, generally three business days after the trade date. The results of operations using the settlement date basis are not materially different from recording such transactions on a trade date basis. Realized (calculated using the specific identification cost method) and unrealized gains and losses are reflected in the results of operations for the year. Interest and dividend income are recognized when they are earned.

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. There are three levels which prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for securities held for resale and investments, which are both stated at fair value in these financial statements. A general description of the securities is also included.

Securities Held for Resale

Securities held for resale consist of equity securities (primarily common stock and Exchange-Traded Funds, or "ETFs"), municipal bonds, and corporate bonds.

The fair value of common stocks and ETFs is classified within Level 1 of the fair value hierarchy, consisting of quoted prices in the active markets.

The fair value of municipal and corporate bonds is classified within Level 2 of the fair value hierarchy, consisting of quoted values in active markets for these bonds, but trades may not occur on December 31. Usually, trades occur within a few weeks of December 31 for the year under audit. Interest rate changes and changes in the credit rating of an issuer would be factored in, too if appropriate. Three issuers (Brazos River Authority in Texas, Laurentian Energy Authority, and Vancouver (Washington) Downtown Redevelopment Authority) represent a total of 79% of the municipal bond balance as of December 31, 2012. Two issuers (Axtel Communications and Empresa Distribuidora) represent a total of 75% of the corporate bond balance as of December 31, 2012.

Investments

Investments consist of a corporate bond. The fair value of the corporate bond is classified within Level 2 of the fair value hierarchy, consisting of quoted values in active markets for this bond, but it may have not traded on December 31. Usually, trades occur within a few weeks of December 31 for the year under audit. Interest rate changes and changes in the credit rating of an issuer would be factored in, too if appropriate. The issuer of the corporate bond is Newland International Properties, Inc.

The fair value measurement of securities held for resale and investments is summarized as follows:

	Level 1	Level 2	Total
Securities Held for Resale			
Equity securities	$ 609,973	$ -	$ 609,973
Municipal bonds		1,307,211	1,307,211
Corporate bonds		442,930	442,930
Total securities held for resale	609,973	1,750,141	2,360,114
Investments			
Corporate bond		1,860,000	1,860,000
Total	$ 609,973	$ 3,610,141	$ 4,220,114

Interest and Commissions Receivable

Receivables are stated at their principal balances. The Company uses the allowance method to recognize bad debts. Management regularly reviews receivables and, based on its knowledge of those entities that owe it money, considers the need for an allowance. Generally, any receivables over 90 days old are considered delinquent. At December 31, 2012, no allowance was considered necessary. If an allowance amount was established, any bad debt would be written off against it (when determined to be uncollectible).

Income Taxes

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax laws or rates.

The Company's deferred tax liabilities result from unrealized gains on investments.

The income tax expense is comprised of:

Current provision - federal	$ 65,800
Current provision - state	10,560
Deferred tax expense	421,000
	$ 497,360

The effective income tax rate varies from the statutory rate due to the Company having significant amounts of nontaxable municipal interest income and also due to a prior year tax loss of approximately $996,000 being used to lower the current year taxable income. There is no tax loss carried forward to future years. There is no valuation allowance at December 31, 2012 (or change in the allowance for 2012).

The Company records a liability, if any, for unrecognized tax benefits resulting from uncertain income tax positions taken or expected to be taken in an income tax return. No liability has been recorded for uncertain tax positions, or related interest or penalties as of December 31, 2012. Tax years that remain subject to examination are the last three years.

Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which is the same date as the independent auditors' report.

Note 2. Clearing Organizations

The Company has an agreement with another securities broker and dealer to act as a clearing organization for the Company. The clearing organization clears all security transactions that require clearing services and maintains customer accounts on behalf of the Company. Amounts due to a clearing organization bear interest and the rate was 5% at December 31, 2012 (there is no maturity date with this payable). The amounts are secured by securities owned.

Note 3. Trading Activities and Related Risks

The Company actively trades corporate and municipal debt securities. Positions in these securities are subject to varying degrees of market and credit risk.

Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's securities will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures. Credit risk is the possibility of debt securities being downgraded by the rating agencies or going into default due to non-performance by issuers. The Company also tries to minimize the credit risk (and also the market risk) by holding securities for generally less than 30 days.

The Company's counterparty risk is minimized by trading only with other broker-dealers and clearing trades via the Fedwire and the Depository Trust Company ("DTC"), which ensure settlements occur simultaneously for both sides of the trade.

Note 4. Related Party Transactions

The Company is affiliated with other companies through common control. The Company has an office lease agreement with an affiliated company. The office space is leased under a non-cancelable operating lease expiring on December 31, 2015. Total minimum future lease payments under this non-cancelable operating lease for the years ending December 31 are as follows:

2013	$	23,580
2014		23,580
2015		23,580
	$	70,740

The lease payments paid to this affiliated company amounted to $23,580 in 2012.

The Company provides management services to affiliated companies including accounting, leasing, and asset management. Management services income in 2012 was $ 360,000.

The Company also uses furniture and equipment owned by an affiliated company (without charge). Any charges that would be allocated to the Company are not material.

The Company also has several receivable and payable accounts with three affiliated entities and the parent company. All receivables from related parties are considered current and are expected to be repaid in the near future. Management does not believe that any allowance is necessary for these receivables as of December 31, 2012. If an allowance amount was established, any bad debt would be written off against it when determined to be uncollectible.

Note 5. Contingencies, Commitments and Guarantees

Management of the Company believes that there are no contingencies, commitments (other than the non-cancellable lease agreement with an affiliate noted in Note 4), and guarantees that may result in a loss or future obligation as of December 31, 2012.

Note 6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of the greater of $100,000 or 6 2/3% of aggregate indebtedness (as defined). The minimum net capital level at December 31, 2012, was $ 100,000. At December 31, 2012, the Company had computed net capital of $ 5,397,370, which was in excess of the required net capital level by $ 5,297,370. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2012, the Company's ratio of aggregate indebtedness to net capital was .146 to 1.

SUPPLEMENTARY INFORMATION

INTERPACIFIC INVESTORS SERVICES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2012

COMPUTATION OF NET CAPITAL

Stockholders' equity		$ 6,015,941
Deductions		
Receivable from affiliates	(19,049)	
Prepaid expenses and deposits	(11,060)	(30,109)
Haircuts on security positions		
Securities owned		
Municipal debt securities	(82,946)	
Corporate debt securities	(345,439)	
Equity securities	(91,496)	
Undue concentration	(94,606)	
Deferred tax associated with the haircut on unrealized appreciation	26,025	(588,462)
Net capital		5,397,370
Minimum net capital		(100,000)
Excess net capital		$ 5,297,370

COMPUTATION OF AGGREGATE INDEBTEDNESS

Payable to affiliates	$ 505,183
Accounts payable and other liabilities	4,355
Commissions payable	37,451
Income taxes payable	68,500
Deferred tax liabilities	173,500
Total aggregate indebtedness	$ 788,989

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $100,000, whichever is greater)	$ 100,000
Percentage of aggregate indebtedness to net capital	14.6%
Ratio of aggregate indebtedness to net capital	0.146 to 1

Interpacific Investors Services, Inc. is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(ii).

INTERPACIFIC INVESTORS SERVICES, INC.

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL

December 31, 2012

Net capital per the broker's amended and unaudited Focus Report, Part IIA as per audited financial statements	$	5,370,540
Adjustments due to audit		
Increase in receivables from affiliates		(70)
Decrease in prepaid expenses and deposits		875
Add back deferred tax associated with the haircut on unrealized appreciation		26,025
Net capital as audited	$	5,397,370

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Interpacific Investors Services, Inc.
Seattle, Washington

In planning and performing our audit of the financial statements of Interpacific Investors Services, Inc. ("the Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2012, and this report does not affect our report thereon dated February 27, 2013.

There was an error in a spreadsheet used to calculate the fair value of securities owned by the Company. While three employees of the Company reviewed the spreadsheet, none of them noticed the error. The error resulted in a material adjustment in the financial statement. The error did not have a material impact on the net capital amount as the Company had an excess net capital amount as of December 31, 2012.

As soon as we notified management of this error, the Company took immediate action by assigning one accountant from an affiliated company to perform an independent review of the fair value calculations each month in addition to the existing reviews performed by the three employees, before the numbers are entered into the focus report and submitted. Also, management immediately reported this error to SEC and the Financial Industry Regularly Authority as required.

We did not note any deficiencies in control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives, except for the inadequacy noted in the previous paragraph.

This report is intended solely for the use of management, the Board of Directors, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Paterson Sullivan LLP

February 27, 2013

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Interpacific Investors Services, Inc.
Seattle, Washington

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Interpacific Investors Services, Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. We compared the amounts reported on the audited From X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (such as details from the Company's general ledger), noting no differences.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (such as details from the Company's general ledger) supporting the adjustments, noting no differences.

An independent firm associated with MOORE STEPHENS INTERNATIONAL LIMITED

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

5. We compared the amount of any overpayment applied to the current assessment with 2011 Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Peterson Sullivan LLP

February 27, 2013

INTERPACIFIC INVESTORS SERVICES, INC.

SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS (FORM SIPC-7)
For the Year Ended December 31, 2012

Total Assessment for the Year Ended December 31, 2012	$	3,405
Payments		
Overpayment carried forward to 2012		(678)
Payment made with SIPC-6 on August 1, 2012		(2,184)
Total payments		(2,862)
Amount due with Form SIPC-7	$	543